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Q1 | 2016

INTERIM REPORT
JANUARY–MARCH

CITYCON

Citycon Q1: Solid quarterly results supported by good performance in Norway

JANUARY–MARCH 2016

- Gross rental income increased to EUR 63.3 million (Q1/2015: 46.1) mainly due to the acquisition of Norwegian shopping centre company Sektor Gruppen AS (Sektor) in July 2015. Gross rental income of Citycon's Norwegian operations amounted to EUR 20.7 million. The acquisition also increased net rental income by EUR 18.3 million.
- EPRA Earnings increased by EUR 8.7 million, or 32.1%, to EUR 36.0 million especially due to the acquisition of the Norwegian operations. EPRA Earnings per share (basic) decreased slightly to EUR 0.040 (0.043) due to the substantially higher number of shares.
- Earnings per share (basic) was EUR 0.06 (0.04). The increase was mainly a result of higher fair value gains.
- The outlook remained unchanged.

KEY FIGURES

		Q1/2016	Q1/2015	%[2]	2015
Net rental income	MEUR	55.2	39.8	38.9	199.6
Direct Operating profit	MEUR	47.9	34.9	37.3	175.4
Earnings per share (basic)[1]	EUR	0.06	0.04	52.1	0.14
Fair value of investment properties	MEUR	4,079.1	2,801.7	45.6	4,091.6
Loan to Value (LTV)	%	45.0	40.8	10.3	45.7
EPRA based key figures					
EPRA Earnings	MEUR	36.0	27.2	32.1	130.8
EPRA Earnings per share (basic)[1]	EUR	0.040	0.043	-5.4	0.173
EPRA NAV per share	EUR	2.78	2.92	-4.7	2.74

1) Calculated with the issue-adjusted number of shares resulting from the rights issue completed in July 2015.
2) Change from previous year. Change-% is calculated from exact figures.

CEO, MARCEL KOKKEEL:

The results for Q1 show a good start to 2016. The implementation of our diversified Nordic strategy paid off with the Norwegian and Swedish portfolio showing strong performance and balancing out the weaker retail environment in Finland. The quality of our Norwegian portfolio could be seen in its solid net rental income growth as well as strong valuation uplift. Overall, Citycon's like-for-like net rental income growth, including Norway and Kista Galleria, showed growth of 0.6%. EPRA Earnings per share was close to last year's level, whilst the average number of shares was 40% higher than in Q1/2015.

In 2016, our focus will remain on operational improvement and capitalizing on the synergies of a larger Citycon. We will also continue to upgrade the quality of our portfolio via asset rotation and (re)developments. The pre-leasing of the first phase of Iso Omena (re)development has reached over 90% and we look forward to the opening in August when the 28,000 sq.m. extension will come online. The grand opening of the 100,000 sq.m. shopping centre will follow in May 2017. The (re)developments and committed property acquisitions, totalling EUR 450 million, will begin contributing to earnings starting from Q3/2016. As a result, we expect rental income and earnings to pick up in 2017.

1. NET RENTAL INCOME GROWTH THROUGH THE ACQUISITION OF NORWEGIAN OPERATIONS

Citycon's net rental income increased by 38.9% and was EUR 55.2 million (39.8). The increase was mainly attributable to the acquisition of Norwegian operations, which contributed to Citycon's net rental income growth by EUR 18.3 million. This was offsetting the impact of divestments of non-core assets, which lowered net rental income by EUR 2.9 million. On the contrary, on-going and completed (re)development projects increased net rental income by a total of EUR 0.4 million.

For the like-for-like portfolio, gross rental income decreased by EUR -0.6 million, or -2.0%, and net rental income decreased respectively by EUR -0.7 million, or -2.4%. Like-for-like property operating expenses were 2.0% lower than previous year, the decrease deriving from strict cost management. However, the like-for-like net rental income of -2.4% does not present Citycon's complete business operations, as like-for-like properties accounted for only 49% of total portfolio at period end. The Norwegian operations, Kista Galleria as well as shopping centres under (re)development (including e.g. Citycon's two largest shopping centres in Finland) are not included in the like-for-like portfolio. The like-for-like net rental income growth including the like-for-like performance for the Norwegian operations and Kista Galleria was 0.6%.

Citycon's net rental income from Finnish operations decreased by 7.4% compared to the previous year and totalled EUR 21.7 million (23.5). This was mainly a result of divestments of non-core assets in 2015 which lowered net rental income by EUR 2.0 million. In addition, net rental income for the like-for-like portfolio decreased by EUR -0.4 million, or -2.6%, mainly due to the challenging retail environment in Finland. On the contrary, on-going and completed (re)development projects (e.g. IsoKristiina) increased net rental income by EUR 0.5 million.

Citycon's Norwegian operations contributed to the result in Q1/2016 by a gross rental income of EUR 20.7 million and net rental income of EUR 18.3 million, in line with our expectations. All the Norwegian properties are included in the acquisition portfolio until held by Citycon throughout two full reporting periods.

The company's net rental income from Swedish operations decreased by 8.9% to EUR 8.7 million (9.6) mainly due to divestments executed in 2015. For the like-for-like portfolio, net rental income increased by EUR 0.2 million, or 2.3% mainly due to new and renegotiated lease agreements especially in Liljeholmstorget Galleria.

Net rental income from the Baltics and Denmark operations decreased compared to previous year by 4.8% and came to EUR 6.4 million (6.7). This was mainly due to the decrease of EUR -0.5 million, or -8.1% in like-for-like properties, which resulted from the increased competition. In addition, the divestment of non-core shopping centre Magistral at the beginning of 2016 reduced net rental income by EUR 0.1 million.

NET RENTAL INCOME AND GROSS RENTAL INCOME BREAKDOWN

	Net rental income						Gross rental income,
MEUR	Finland	Norway	Sweden	Baltics and Denmark	Other	Total	total
Q1/2015	23.5	-	9.6	6.7	-	39.8	46.1
Acquisitions	0.2	18.3	-	0.2	-	18.7	21.0
(Re)development projects	0.5	-	-0.1	-	-	0.4	0.4
Divestments	-2.0	-	-0.8	-0.1	-	-2.9	-3.6
Like-for-like properties [1]	-0.4	-	0.2	-0.5	-	-0.7	-0.6
Other (incl. exchange rate differences)	-0.1	-	-0.1	-	0.1	-0.1	0.1
Q1/2016	21.7	18.3	8.7	6.4	0.1	55.2	63.3

1) Like-for-like properties are properties held by Citycon throughout two full preceding periods, excluding properties under (re)development or extension and undeveloped lots. Therefore, the Norwegian properties are not included in any like-for-like figures.

LIKE-FOR-LIKE NET RENTAL INCOME GROWTH

%



-2.6
2.3
-8.1
-2.4
3.0
7.7
0.6
Finland
Sweden
Baltics & Denmark
Total
Pro forma Norway
Kista Galleria (100%)
Adjusted total

2. OCCUPANCY REMAINED HIGH DESPITE OF CHALLENGING RENTAL MARKET IN FINLAND

The economic occupancy rate for Citycon's property portfolio decreased by 60 bps during the first quarter of the year. The decrease was mostly due to quarterly variations, the challenging retail environment in Finland and increased competition in certain locations outside of the Helsinki metropolitan area.

Total sales in Citycon's shopping centres increased by 2% and footfall remained at the level of the previous year. The increase in sales was due to completed (re)development projects and positive sales development in like-for-like shopping centres. The total sales in Norway remained at the same level as previous year while footfall decreased by 5% due to the timing of Easter holidays.

OCCUPANCY RATE BY COUNTRY
%


94.8
93.9
98.6
98.7
96.2
95.7
99.4
99.2
96.8
96.2
Finland
Norway
Sweden
Baltics & Denmark
Total
Q4/2015
Q1/2016

LIKE-FOR-LIKE SHOPPING CENTRE SALES
%


1
2
1
1
Finland
Sweden
Baltics & Denmark
Total
Q1/2016 vs Q1/2015 1)

LIKE-FOR-LIKE SHOPPING CENTRE FOOTFALL
%


1
-1
-3
0
Finland
Sweden
Baltics & Denmark
Total
Q1/2016 vs Q1/2015 1)

1) Sales and footfall figures include estimates. Sales figures exclude VAT.

At period-end, Citycon had a total of 4,121 (4,214) leases, of which the average remaining length was 3.2 (3.3) years.

The average rent per sq.m. decreased to EUR 22.1 (22.3) mostly due to the weaker Norwegian krone. Quarterly variations, the challenging retail environment in Finland and increased competition in Estonia resulted in decreased year-to-date leasing spread of -11.6% for renewals and re-lettings. The negative leasing spread during the quarter was mainly caused by one large renewal in a non-core property in Finland outside Helsinki metropolitan area and the spread does not fully reflect the overall leasing situation.

LEASE PORTFOLIO SUMMARY

		Q1/2016	Q1/2015	2015
Number of leases	pcs	4,121	3,013	4,214
Average rent	EUR/sq.m.	22.1	21.8	22.3
Finland	EUR/sq.m.	24.0	22.8	24.1
Norway	EUR/sq.m.	20.7	-	21.5
Sweden	EUR/sq.m.	21.6	19.9	21.5
Baltics and Denmark	EUR/sq.m.	20.3	21.5	20.4
Average remaining length of lease portfolio	years	3.2	3.2	3.3
Occupancy cost ratio [1]	%	8.9	9.2	9.1

1) The rolling twelve month occupancy cost ratio for like-for-like shopping centres.

LEASING ACTIVITY

		Q1/2016	Q1/2015	2015
Number of leases started during the period	pcs	294	185	895
Total area of leases started [1]	sq.m.	68,168	44,674	173,301
Average rent of leases started [1]	EUR/sq.m.	19.6	20.6	23.2
Number of leases ended during the period	pcs	371	330	1,114
Total area of leases ended [1]	sq.m.	81,263	64,044	278,984
Average rent of leases ended [1]	EUR/sq.m.	21.6	20.1	20.1
Leasing spread, renewals and re-lettings	%	-11.6	-	-

1) Leases started and ended do not necessarily refer to the same premises.

ANNUALISED POTENTIAL RENTAL VALUE [1]

MEUR	Q1/2016	Q1/2015	2015
Finland	136.7	149.7	136.3
Norway	105.0	-	109.3
Sweden	60.2	60.6	57.7
Baltics and Denmark	28.9	32.8	31.9
Total	330.8	243.1	335.2

1) Includes annualised base rent and maintenance charge based on valid rent roll at the end of the period, market rent of vacant premises and rental income from turnover based contracts (estimate) and possible other rental income.

NET RENTAL YIELD [1]

%	Q1/2016	Q1/2015	2015
Finland	5.8	6.2	5.8
Norway [2]	4.1	-	2.7
Sweden	5.4	5.7	5.6
Baltics and Denmark	7.5	8.0	7.6
Average	5.8	6.3	5.9

1) Includes the value of unused building rights.
2) Net rental yield 4.1% is based on the net rental income from 9 months period divided by the fair value of investment properties.

3. ACQUISITION OF NORWEGIAN OPERATIONS SUPPORTED EPRA EARNINGS GROWTH

Administrative expenses totalled to EUR 7.5 million (5.5). The increase of EUR 2.0 million was mainly driven by the acquisition of the Norwegian operations. For standing assets the increase in administrative expenses mainly related to higher depreciation resulting from recent IT investments including lease management system upgrade. At the end of March, Citycon Group employed a total of 318 (156) persons, of whom 85 worked in Finland, 163 in Norway, 57 in Sweden, 9 in Estonia, 3 in the Netherlands and 1 in Denmark.

Operating profit came to EUR 74.3 million (35.7), being higher than in the previous year due to the higher fair value gains and the acquisition of the Norwegian operations.

Net financial expenses increased year-on-year by EUR 4.3 million to EUR 13.5 million (9.2), despite a lower average interest rate, due to the acquisition of the Norwegian operations resulting clearly higher debt level.

Share of profit of joint ventures totalled EUR 4.0 million (3.5). The increase came mainly from the fair value gain on the Iso Omena extension project, which is partially conducted in a joint venture.

Profit for the period came to EUR 57.8 million (26.7). The increase was mainly a result of higher fair value gains.

4. POSITIVE FAIR VALUE GAINS DRIVEN BY NORWAY

The fair value of investment properties decreased by EUR 12.5 million to EUR 4,079.1 million (31 December 2015: 4,091.6) as a property portfolio in Finland of EUR 70.0 million was moved to investment properties held for sale. Investments increased the value of properties by EUR 31.5 million, while the divestment of shopping centre Magistral decreased the value by EUR 24.0 million. Changes in exchange rates increased value of properties by EUR 23.8 million.

PROPERTY PORTFOLIO SUMMARY

31 March 2016	No. of properties	Gross leasable area	Fair value, MEUR	Portfolio, %	Weighted average yield requirement	Weighted average market rents
Shopping centres, Finland	20	391,540	1,541.4	38	-	-
Other retail properties, Finland	9	74,250	58.7	1	-	-
Finland, total	29	465,790	1,600.1	39	5.9	28.8
Shopping centres, Norway	20	403,500	1,389.0	34	-	-
Rented shopping centres, Norway [1]	2	18,200	-	-	-	-
Norway, total	22	421,700	1,389.0	34	5.2	22.0
Shopping centres, Sweden [2]	8	217,100	730.4	18	-	-
Other retail properties, Sweden	1	7,300	19.7	0	-	-
Sweden, total	9	224,400	750.0	18	5.4	26.0
Shopping centres, Baltics and Denmark	3	119,900	340.0	8	-	-
Baltics and Denmark	3	119,900	340.0	8	6.8	20.5
Shopping centres, total	53	1,150,240	4,000.7	98	-	-
Other retail properties, total	10	81,550	78.4	2	-	-
Total	63	1,231,790	4,079.1	100	5.7	25.3

1) Value of rented properties is recognised within intangible rights based on IFRS rules.
2) Excludes Kista Galleria.

The fair value change of investment properties amounted to EUR 26.3 million (1.2). The company recorded a total value increase of EUR 46.2 million (15.9) and a total value decrease of EUR 19.9 million (14.7).

FAIR VALUE CHANGES

MEUR	Q1/2016	Q1/2015	2015
Finland	-8.3	-2.7	-37.1
Norway	24.1	-	0.2
Sweden	8.8	3.5	39.6
Baltics and Denmark	1.7	0.4	4.7
Total	26.3	1.2	7.3

VALUATION YIELD DEVELOPMENT

%


8.0
7.0
6.0
5.0
Q1/2011
Q1/2012
Q1/2013
Q1/2014
Q1/2015
Q1/2016
Finland
Norway
Sweden
Baltics & Denmark
Total

JLL's Valuation Statement for the period-end is available on Citycon's website.

5. CONTINUED DIVESTMENTS OF NON-CORE ASSETS

During the quarter, Citycon continued its divestment strategy by selling the non-core shopping centre Magistral in Tallinn, Estonia, for EUR 24 million.

Since the publication of its strategy update in July 2011, the company has divested 44 non-core properties and four residential portfolios for a total value of more than EUR 275 million. Citycon aims to divest an additional EUR 250–300 million of non-core assets, mainly in Finland and Norway, within the coming 1–2 years.

Citycon has defined other retail properties (supermarkets and shops) as non-core properties and intends to divest these properties within the next few years.

ACQUISITIONS AND DIVESTMENTS Q1/2016

		Location	Date	Gross leasable area, sq.m.	Price, MEUR
Divestments					
Magistral	Shopping centre	Tallinn, Estonia	29.2.	11,800	24.0

6. (RE)DEVELOPMENT PROJECTS PROGRESSED – PRE-LEASING OF ISO OMENA DEVELOPED POSITIVELY

At the end of the reporting period, the company had two major (re)development projects underway: the extension and (re)development of Iso Omena in Espoo and the Mölndal Galleria project in Gothenburg.

The estimated investment for the Iso Omena extension project, including partial (re)development of the existing shopping centre, totals approximately EUR 250 million. The first phase (part A) of the project, covering a EUR 120 million investment, is carried out in partnership with NCC. Citycon will purchase NCC's share at completion. The pre-leasing for the first phase, to be opened in August 2016, increased to 92% during the period.

The tenant demand for the new Mölndal Galleria shopping centre has been strong and pre-leasing is at 50%. Citycon will purchase joint venture partner NCC's 50% share after the project is completed.

In addition to the (re)development projects listed below Citycon has several ongoing refurbishments in e.g. Myyrmanni, Stovner Senter, Kilden Senter and Kongssenteret.

Further information on the company's completed, ongoing and planned (re)developments can be found in the Annual and Sustainability Report 2015.

(RE)DEVELOPMENT PROJECTS COMPLETED IN 2016 AND IN PROGRESS ON 31 MARCH 2016

	Location	Area before and after project completion, sq.m.	Expected gross investment, MEUR [1]	Actual gross investments by 31 March 2016, MEUR	Completion
Iso Omena	Helsinki area, Finland	63,300/99,000	182.0 (250.0)	99.2	Q3/2016 and Q2/2017
Mölndal Galleria	Gothenburg, Sweden	-/24,000	60.0 (120.0)	18.1	Q2/2018
Porin Asema-aukio	Pori, Finland	18,800/23,000	40.0	19.8	Q2/2017
Stenungstorg Centrum	Gothenburg area, Sweden	36,400/41,400	18.0	16.7	Q2/2016

1) The number in brackets reflects Citycon's total investment in the project including agreed buyouts of JV shares.

7. CAPITAL EXPENDITURE

Citycon's gross capital expenditure (including acquisitions) for the period totalled EUR 47.8 million (35.4).

CAPITAL EXPENDITURE

MEUR	Q1/2016	Q1/2015
Acquisitions of and investments in joint ventures	15.9	11.1
Property development	31.5	23.7
Goodwill and other investments	0.4	0.5
Total capital expenditure incl. acquisitions	47.8	35.4
Capital expenditure by segment		
Finland	25.9	22.8
Norway	7.5	-
Sweden	14.3	11.3
Baltics and Denmark	-0.2	0.7
Group administration	0.4	0.6
Total capital expenditure incl. acquisitions	47.8	35.4
Divestments [1]	24.4	5.5

1) Excluding divestments transferred into 'Investment properties held for sale' -category.

8. SHAREHOLDERS' EQUITY

Equity per share increased to EUR 2.56 (31 December 2015: 2.52), mainly due to profit for the period and a translation gain of EUR 13.9 million. On the other hand, dividends and equity return of EUR 33.4 million decreased equity per share.

At period-end, **shareholders' equity** attributable to parent company's shareholders was EUR 2,280.4 million (1,591.3). This figure increased from the end of 2015 (2,245.5) by EUR 34.9 million due to the above mentioned reasons.

9. FINANCING

To strengthen the balance sheet and financial position, to reduce the cost of debt and to extend debt maturities Citycon completed several financing actions last year, most of them related to the acquisition of the Norwegian operations, including the refinancing of Sektor debt. During Q1 no major new financing transactions were entered into.

KEY FINANCING FIGURES

		31 March 2016	31 March 2015	31 December 2015
Interest bearing debt, fair value	MEUR	2,035.1	1,252.5	2,037.1
Available liquidity	MEUR	381.2	388.8	377.1
Average loan maturity	years	5.3	5.6	5.5
Loan to Value (LTV)	%	45.0	40.8	45.7
Equity ratio (financial covenant > 32.5)	%	48.5	52.3	48.3
Interest cover ratio (financial covenant > 1.8)	x	3.7	3.4	3.8
Solvency ratio (financial covenant < 0.65)	x	0.44	0.40	0.45
Secured solvency ratio (financial covenant < 0.25)	x	0.03	0.00	0.03

INTEREST-BEARING DEBT

The fair value of interest-bearing debt increased year-on-year by EUR 782.6 million to EUR 2,035.1 million. The weighted average loan maturity decreased to 5.3 years, as there were no new debt transactions.

BREAKDOWN OF LOANS

%


8
0
15
77
Total
2,035.1
MEUR
Bonds
Bank loans
Commercial papers
Other

LOAN MATURITIES
MEUR


632
271
256
239
300
350
156
138
60
0
38
74
0
149
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
Loans
Floating to fixed swaps
Undrawn loan facilities

FINANCIAL EXPENSES

The year-to-date net financial expenses increased by EUR 4.3 million compared to the corresponding period last year to EUR 13.5 million (9.2) despite a lower average interest rate, due to the acquisition of the Norwegian operations and the resulting higher debt level. The financial expenses for Q1 include EUR 0.6 million of indirect financial expenses relating to fair value revaluations of the cross-currency swaps which are not under IFRS hedge accounting. The financial income mainly consists of the interest income on the loan to Kista Galleria.

The period-end weighted average interest rate decreased year-on-year as a result of several debt refinancing transactions last year at lower margins and also due to even lower market interest rates.

FINANCIAL EXPENSES

		Q1/2016	Q1/2015	2015
Financial expenses	MEUR	-16.2	-11.0	-60.6
Financial income	MEUR	2.7	1.8	8.3
Net financial expenses	MEUR	-13.5	-9.2	-52.3
Weighted average interest rate, incl. interest rate swaps	%	3.05	3.15	3.04
Year-to-date weighted average interest rate, incl. interest rate swaps	%	3.06	3.45	3.37

FINANCIAL RISK MANAGEMENT

Citycon uses interest rate swaps to hedge the floating interest rate risk exposure. According to the treasury policy, the currency transaction risk exposure with profit and loss impact is fully hedged through currency forwards and cross-currency swaps that convert EUR debt into SEK and NOK debt.

FINANCIAL RISK MANAGEMENT

		Q1/2016	Q1/2015	Q4/2015
Average interest-rate fixing period	years	4.9	5.0	5.0
Interest rate hedging ratio	%	85.3	83.7	84.8

10. BUSINESS ENVIRONMENT

The macroeconomic environment in Citycon's operating countries remained stable during the first quarter of 2016. Citycon's operating countries are nevertheless currently on diverging macroeconomic courses: the business environment in Norway, Sweden, Estonia and Denmark remains strong or relatively strong, while the Finnish economy is still dragging behind other countries.

In 2016, the European Commission forecasts Euro area GDP growth to reach 1.7%. Sweden and Estonia are showing stronger growth figures than the Euro area average and Denmark is in line with the Euro area forecast while the GDP growth for Finland is almost stagnated and is expected to remain relatively modest for a sixth year in a row. Finland's GDP growth is dependent on domestic demand, structural reforms and recovery of the country's stagnating export markets. Norway's GDP is expected to grow slightly below Euro area average due to the recent slowdown in the oil industry, but stable growth in exports and public consumption will support economic growth in the country.

BUSINESS ENVIRONMENT KEY FIGURES

%	Finland	Norway	Sweden	Estonia	Denmark	Euro area
GDP growth forecast for 2016	0.5	1.5	3.2	2.1	1.7	1.7
Unemployment, Feb 2016	9.3	4.8	7.1	6.4	5.8	10.3
Retail sales growth, Jan–Feb 2016	-0.2	3.1	3.0	5.0	0.9	2.4

Sources: European Commission, Eurostat, Statistics Finland/Norway/Sweden/Estonia/Denmark

The unemployment rates in all Citycon's operating countries remain below the Euro area average (10.3%). In the beginning of the year 2016 consumer confidence levels have stayed stable in Citycon's operating countries. The consumer confidence levels in Finland, Sweden and Denmark remain positive, while the consumer confidence in Norway, Estonia and on average in Euro area is still slightly negative. (Source: Eurostat) Consumer prices have remained almost unchanged compared to the previous year in all Citycon's operating countries apart from Norway where the prices have increased. (Source: Statistics Finland/Norway/Sweden/Estonia/Denmark)

Retail sales growth for the first two months of 2016 has been strong in Estonia, Norway and Sweden, positive in Denmark, but still slightly negative in Finland. (Source: Statistics Finland/Norway/Sweden/Estonia/Denmark)

In Finland the weak outlook for retail sales limits the rental growth potential and prime rents are forecasted to remain unchanged in 2016. Also in Norway, rents are expected to stay unchanged. In Sweden, prime shopping centre rents are forecasted to increase 2–3% during 2016. In Estonia, downwards pressure on rents has increased due to intensifying competition and new supply. (Source: JLL)

In Finland, the high activity in the investment market has continued and the transaction volume doubled in the first quarter of 2016 compared to the previous quarter. The demand for prime properties remains strong and the demand for secondary properties has increased. In Norway the transaction volume for 2016 might see a slight decrease due to stricter requirement for equity by Norwegian banks. In Sweden the transaction volume in the first quarter of 2016 was relatively low, however, the market remains attractive and supply is still limited which changes investors' risk-taking to more opportunistic investment strategies. Prime shopping centre yields have moved in during the last year. Also yields for secondary shopping centres have decreased due to easier finance availability, investors' willingness to take on more risk and the lack of prime property investments. In Estonia, prime yields are perceived edging close to their lows in the cycle. However, yield compression is still expected to continue as real estate investment market remains attractive in the low interest rate environment. (Source: JLL)

11. SUSTAINABILITY

Citycon's strategy is to be among the forerunners in sustainable shopping centre management and Citycon has set ambitious targets that extend to 2020. Citycon was honoured with the Green Star status in the GRESB (Global Real Estate Sustainability Benchmark) again in 2015.

Citycon has launched an extensive project to introduce BREEAM In-Use certificates for its shopping centres. 66% of Citycon's shopping centres, measured by value, have acquired the certification by end of March.

Citycon's sustainability strategy, targets and measures are described in detail in the Annual and Sustainability Report 2015.

12. RISKS

The company's core risks and uncertainties, along with its main risk management actions and principles, are described in detail in the Annual and Sustainability Report 2015 and in the Financial Statements 2015.

Citycon's Board of Directors believes there have been no material changes to the key risk areas outlined in the Annual and Sustainability Report 2015. The main risks are associated with property values, leasing, development projects, operations, environment and people and the availability and cost of financing.

GOVERNANCE

13. GENERAL MEETING

Citycon's Annual General Meeting (AGM) was held in Helsinki on 16 March 2016. A total of 450 shareholders attended the AGM either personally or through a proxy representative, representing 83.5% of shares and votes in the company.

The AGM adopted the company's Financial Statements for the financial year 2015 and discharged the members of the Board of Directors and the Chief Executive Officer from liability. The AGM decided that a dividend of EUR 0.01 per share be distributed for the financial year 2015 and that the shareholders are paid an equity repayment of EUR 0.0275 per share from the invested unrestricted equity fund. The record date for dividend and equity repayment was 18 March 2016 and the dividend and equity repayment were paid on 29 March 2016. The Board of Directors was also authorised to decide in its discretion on the distribution of assets from the invested unrestricted equity for a maximum of EUR 0.1125 per share.

The AGM resolved the number of members of the Board of Directors to be ten. Chaim Katzman, Bernd Knobloch, Arnold de Haan, Kirsi Komi, Rachel Lavine, Andrea Orlandi, Claes Ottosson, Per-Anders Ovin and Ariella Zochovitzky were re-elected to the Board of Directors and Dor J. (Dori) Segal was elected as a new member to the Board of Directors.

Ernst & Young Oy, a firm of authorised public accountants, was re-elected as the auditor of the company for 2016.

All General Meeting decisions are reported on the company's website at www.citycon.com/agm2016 where also meeting minutes of the General Meeting is available.

14. DIVIDEND AND OTHER ASSET DISTRIBUTION

The AGM 2016 decided the below asset distribution for the financial year 2015:

AGM 2016 decision		
Dividend	EUR/share	0.01
Equity repayment	EUR/share	0.0275
- record date		18 March 2016
- payment date		29 March 2016

Board's authorisation issued by the AGM 2016 [1]		
Equity repayment	EUR/share	maximum 0.1125
- record dates to be separately decided		
- payment dates		30 June 2016 30 September 2016 31 December 2016

1) Unless the Board of Directors decides otherwise for a justified reason, the authorisation will be used to distribute equity repayment three times and the payment dates of the equity repayments will be on 30 June 2016, 30 September 2016 and 31 December 2016. The equity repayment, based on a resolution of the Board of Directors, will be paid to a shareholder registered in the company's shareholders' register maintained by Euroclear Finland Ltd on the record date for the equity repayment. The Board of Directors will decide on the record date in connection with each equity repayment decision. Citycon shall make separate announcements of such Board resolutions. The authorisation is valid until the opening of the next Annual General Meeting.

15. SHARES, SHARE CAPITAL AND SHAREHOLDERS

The company has a single series of shares, with each share entitling to one vote at General Meeting of shareholders. The shares have no nominal value.

SHARE CAPITAL AND SHARES

		Q1/2016	Q1/2015	%	2015
Share capital at period-start	MEUR	259.6	259.6	-	259.6
Share capital at period-end	MEUR	259.6	259.6	-	259.6
Number of shares at period-start		889,992,628	593,328,419	50.0	593,328,419
Number of shares at period-end		889,992,628	593,328,419	50.0	889,992,628

SHARE PRICE AND TRADING

		Q1/2016	Q1/2015	%	2015
Low	EUR	2.03	2.56	-20.7	2.13
High	EUR	2.39	3.24	-26.2	3.24
Average	EUR	2.19	2.97	-26.3	2.53
Latest	EUR	2.22	3.02	-26.5	2.40
Market capitalisation at period-end	MEUR	1,975.8	1,794.2	10.1	2,136.0
Number of shares traded	million	41.7	35.6	17.1	158.3
Value of shares traded	MEUR	91.1	105.7	-13.8	400.2

During the January–March 2016, there were no changes in the company's share capital.

At the end of March 2016, Citycon had a total of 10,211 (7,260) registered shareholders, of which nine were account managers of nominee-registered shares.

SHAREHOLDERS
31 March 2016


30.4% of shares and voting rights
69.6% of shares and voting rights
Nominee-registered shareholdings 619,6 million shares
Direct registered shareholdings 270,4 million shares

Details of the most significant registered shareholders of the company and of the distribution of ownership can be found on page FS71 of the Financial Statements 2015.

BOARD AUTHORISATIONS AND OWN SHARES

In addition to the asset distribution authorisation of the Board of Directors as explained in the section 14 above and in the Note 11, the Board of Directors of the company had two valid authorisations at the period-end granted by the AGM held on 16 March 2016:

- Board of Directors may decide on an issuance of a maximum of 85 million shares or special rights entitling to shares referred to in Chapter 10 Section 1 of the Finnish Companies Act, which corresponded to approximately 9.55% of all the shares in the company at the period-end. The authorisation is valid until the close of the next AGM, however, no longer than until 30 June 2017.
- Board of Directors may decide on the repurchase and/or on the acceptance as pledge of the company's own shares in one or several tranches. The amount of own shares to be repurchased and/or accepted as pledge shall not exceed 50 million shares, which corresponded to approximately 5.61% of all the shares in the company at the period-end. The authorisation is valid until the close of the next AGM, however, no longer than until 30 June 2017.

During January–March 2016, Citycon did neither use its authorisations to issue shares or special rights entitling to shares nor repurchase own shares.

During the reporting period, the company or its subsidiaries held no shares in the company.

SHARE-RELATED EVENTS

Shareholder agreements

Gazit-Globe Ltd. and Canada Pension Plan Investment Board European Holdings S.à r.l (CPPIBEH) have signed an agreement regarding certain governance matters relating to Citycon on 12 May 2014.

Further information on the agreement between Gazit-Globe Ltd. and CPPIBEH is available on the company's website at www.citycon.com/shareholder-agreements.

The company has no knowledge of any other shareholder agreements.

INCENTIVE PLANS

Long-term Share-based Incentive Plans

On 10 February 2015, the Board of Directors of Citycon decided on two new long-term share-based incentive plans for the Group key employees, a performance share plan 2015 and a restricted share plan 2015.

As a consequence of the rights issue carried out in June-July 2015 and to allow inclusion of new key employees into the plan in February 2016, the Board of Directors of the company adjusted the amount of the maximum reward under the performance share plan 2015 in accordance with the terms and conditions of the plan. Based on these adjustments, the maximum total number of shares that can be granted under the performance share plan 2015 is 4,300,000 shares at the period-end.

The rewards to be paid on the basis of the restricted share plan 2015 correspond to the value of an approximate maximum total of 500,000 shares.

Further information and the terms and conditions of both incentive plans are available on the company's website at www.citycon.com/remuneration.

Stock Option Plan 2011

Citycon's Board of Directors decided on 3 May 2011 to issue stock options to the key personnel of the company and its subsidiaries.

In accordance with the terms and conditions of the stock option plan 2011 the maximum total number of stock options which could be granted during years 2011–2015 was 7,250,000.

SHARE SUBSCRIPTION PRICES, RATIOS AND DISTRIBUTED STOCK OPTIONS 2011 ON 31 MARCH 2016

Option category	Subscription price[1]	Subscription ratio	Distributed options	Number of shares which can be subscribed with the distributed options
2011A–D(I)	2.5380 (2.7820)	2.0169 (1.3446)	2,250,000	4,538,025
2011A–D(II)	2.6075 (2.8862)	2.0169 (1.3446)	1,910,000	3,852,279
2011A–D(III)	2.2703 (2.3804)	2.0169 (1.3446)	2,025,000	4,084,222
Total			6,185,000	12,474,526

1) Each year, the per-share dividends and equity returns, differing from the company's normal practice, may be deducted from the share subscription price.

SHARE SUBSCRIPTION PERIODS OF STOCK OPTIONS 2011

Option category	2011A(I–III)	2011B(I–III)	2011C(I–III)	2011D(I–III)
Share subscription period begins	1 April 2012	1 April 2013	1 April 2014	1 April 2015
Share subscription period ends	31 March 2018	31 March 2018	31 March 2018	31 March 2018

The stock option plan 2011 and its terms and conditions are presented in further detail in the Note 31.A of the Financial Statements. The terms and conditions of the 2011 stock options in their entirety are available on the company's website at www.citycon.com/options.

16. EVENTS AFTER THE REPORTING PERIOD

No material events after the reporting period.

17. OUTLOOK

The outlook for the company has remained unchanged. Citycon forecasts the 2016 Direct Operating profit to change by EUR 20 to 34 million and EPRA Earnings to change by EUR 9 to 23 million from previous year. Additionally, the company expects EPRA EPS (basic) to be EUR 0.155–0.175.

These estimates are based on the existing property portfolio as well as on the prevailing level of inflation, the EUR-SEK and EUR-NOK exchange rates, and current interest rates. Premises taken offline for planned or ongoing (re)development projects reduce net rental income during the year.

18. FINANCIAL CALENDAR

Interim report Jan–Jun 2016	14 July around 9 a.m.
Interim report Jan–Sept 2016	20 October around 9 a.m.

Helsinki, 27 April 2016
Citycon Oyj
Board of Directors

For further information, please contact:

Eero Sihvonen, Executive VP and CFO
Tel. +358 50 557 9137
eero.sihvonen@citycon.com

Henrica Ginström, VP, IR and Communications
Tel. +358 50 554 4296
henrica.ginstrom@citycon.com

Citycon is an owner, developer and manager of urban grocery-anchored shopping centres in the Nordic and Baltic region, managing assets that total EUR 4.7 billion and with market capitalisation of approximately EUR 2 billion. Citycon is the No. 1 shopping centre owner in Finland and Estonia and among the market leaders in Norway and Sweden. Citycon has also established a foothold in Denmark.

Citycon has investment-grade credit ratings from Moody's (Baa1) and Standard & Poor's (BBB). Citycon Oyj's share is listed in Nasdaq Helsinki.

www.citycon.com

EPRA performance measures

Citycon applies to the best practices policy recommendations of EPRA (European Public Real Estate Association) for financial reporting. More information about EPRA's performance measures is available in Citycon's Financial Statements 2015 in section "EPRA performance measures".

EPRA PERFORMANCE MEASURES

		Q1/2016	Q1/2015	%	2015
EPRA Earnings	MEUR	36.0	27.2	32.1	130.8
EPRA Earnings per share (basic) [1]	EUR	0.040	0.043	-5.4	0.173
EPRA NAV per share	EUR	2.78	2.92	-4.7	2.74
EPRA NNNAV per share	EUR	2.45	2.50	-2.2	2.46

1) Calculated with the issue-adjusted number of shares resulting from the rights issue executed in July 2015.

The following tables present how EPRA Performance Measures are calculated.

EPRA EARNINGS

MEUR		Q1/2016	Q1/2015	%	2015
Earnings in IFRS Consolidated Statement of Comprehensive Income		57.3	27.0	112.6	108.8
-/+ Net fair value gains/losses on investment property		-26.3	-1.2	-	-7.3
+/- Net losses/gains on sale of investment property		0.0	0.4	-	17.1
+ Transaction costs related to business combinations and investment property disposals		-	0.0	-	7.5
+ Indirect other operating expenses		-	-	-	9.2
+/- Fair value losses/gains of financial instruments		0.6	1.2	-55.6	1.7
+ Early close-out costs of debt and financial instruments		-	-	-	4.4
-/+ Fair value gains/losses of joint ventures		-3.1	-3.0	1.4	-16.9
+/- Change in deferred taxes arising from the items above		7.0	3.3	113.9	5.8
+/- Non-controlling interest arising from the items above		0.5	-0.4	225.3	0.5
EPRA Earnings		36.0	27.2	32.1	130.8
Issue-adjusted average number of shares	million	890.0	636.9	39.7	755.5
EPRA Earnings per share (basic) [1]	EUR	0.040	0.043	-5.4	0.173

1) Result per share key figures have been calculated with the issue-adjusted number of shares resulting from the rights issue executed in July 2015.

The table below presents an alternative calculation of EPRA Earnings from the statement of comprehensive income from top to bottom.

MEUR		Q1/2016	Q1/2015	%	2015
Net rental income		55.2	39.8	38.9	199.6
Direct administrative expenses [2]		-7.5	-5.5	35.6	-27.0
Direct other operating income and expenses [2]		0.2	0.7	-71.0	2.7
Direct operating profit		47.9	34.9	37.3	175.4
Direct net financial income and expenses		-13.0	-7.9	63.5	-46.2
Direct share of profit/loss of joint ventures		0.9	0.5	101.0	2.6
Direct current taxes		-0.2	0.0	-	-0.4
Direct deferred taxes		0.3	-0.1	-	0.6
Direct non-controlling interest		0.0	-0.1	-	-1.1
EPRA Earnings		36.0	27.2	32.1	130.8
EPRA Earnings per share (basic) [1]	EUR	0.040	0.043	-5.4	0.173

1) Calculated with the issue-adjusted number of shares resulting from the rights issue executed in July 2015.

2) In the first quarter of 2016, managed center related administrative costs and rented center contract value amortization have been reclassified from administrative expenses to other operating income and expenses (EUR 1.1 million in Q1/2016 and EUR 2.3 million in 2015).

EPRA NAV PER SHARE AND EPRA NNNAV PER SHARE

	31 March 2016			31 March 2015			31 December 2015		
	MEUR	Number of shares on the balance sheet date (1,000)	per share, EUR	MEUR	Number of shares on the balance sheet date (1,000)	per share, EUR	MEUR	Number of shares on the balance sheet date (1,000)	per share, EUR
Equity attributable to parent company shareholders	2,280.4	889,993	2.56	1,591.3	593,328	2.68	2,245.5	889,993	2.52
Deferred taxes from the difference of fair value and fiscal value of investment properties	292.0	889,993	0.33	132.5	593,328	0.22	288.3	889,993	0.32
Goodwill as a result of deferred taxes [1]	-109.3	889,993	-0.12	-	593,328	-	-106.6	889,993	-0.12
Fair value of financial instruments	10.8	889,993	0.01	7.6	593,328	0.01	7.9	889,993	0.01
Net asset value (EPRA NAV)	2,474.0	889,993	2.78	1,731.5	593,328	2.92	2,435.1	889,993	2.74
Deferred taxes from the difference of fair value and fiscal value of investment properties	-292.0	889,993	-0.33	-132.5	593,328	-0.22	-288.3	889,993	-0.32
Goodwill as a result of deferred taxes	109.3	889,993	0.12	-	593,328	-	106.6	889,993	0.12
The difference between the secondary market price and fair value of bonds [1]	-103.2	889,993	-0.12	-106.4	593,328	-0.18	-59.8	889,993	-0.07
Fair value of financial instruments	-10.8	889,993	-0.01	-7.6	593,328	-0.01	-7.9	889,993	-0.01
EPRA NNNAV	2,177.3	889,993	2.45	1,484.9	593,328	2.50	2,185.8	889,993	2.46

1) When calculating the EPRA NNNAV in accordance with EPRA's recommendations, the shareholders' equity is adjusted using EPRA's guidelines so that bonds are valued based on secondary market prices. In accordance with Citycon's accounting policies, the carrying amount and fair value of bonds are different from this secondary market price. The difference between the secondary market price and the fair value of the bonds was EUR 103.2 million (106.4) as of 31 March 2016.

Condensed Consolidated Interim Financial Statements 1 January–31 March 2016

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME, IFRS

MEUR		Notes	Q1/2016	Q1/2015	%	2015
Gross rental income [1]		4	63.3	46.1	37.4	223.9
Service charge income [1]			20.1	14.0	43.0	71.7
Property operating expenses			-27.7	-20.1	37.7	-94.6
Other expenses from leasing operations			-0.4	-0.2	83.8	-1.4
Net rental income		4	55.2	39.8	38.9	199.6
Administrative expenses [2]			-7.5	-5.5	35.4	-34.5
Other operating income and expenses [2]			0.2	0.7	-	-6.4
Net fair value gains on investment property		4	26.3	1.2	-	7.3
Net losses on sale of investment property			0.0	-0.4	-	-17.1
Operating profit		4	74.3	35.7	107.8	148.9
Net financial income and expenses			-13.5	-9.2	47.3	-52.3
Share of profit of joint ventures and associated companies			4.0	3.5	14.7	19.4
Profit/loss before taxes			64.8	30.1	115.4	116.0
Current taxes			-0.2	0.0	-	-0.4
Deferred taxes			-6.7	-3.3	101.9	-5.1
Profit for the period			57.8	26.7	116.5	110.4
Profit attributable to						
Parent company shareholders			57.3	27.0	112.6	108.8
Non-controlling interest			0.5	-0.3	-	1.6
Earnings per share attributable to parent company shareholders						
Earnings per share (basic) [3]	EUR	5	0.06	0.04	52.1	0.14
Earnings per share (diluted) [3]	EUR	5	0.06	0.04	51.6	0.14
Other comprehensive income						
Items that may be reclassified subsequently to profit or loss						
Net losses/gains on cash flow hedges			-3.7	-0.2	-	-0.3
Income taxes relating to cash flow hedges			0.7	0.0	-	0.1
Share of other comprehensive income of joint ventures			0.0	-0.3	-84.6	-0.5
Exchange losses/gains on translating foreign operations			13.9	3.0	-	-28.1
Net other comprehensive income to be reclassified to profit or loss in subsequent periods			10.9	2.5	-	-28.9
Other comprehensive income for the period, after taxes			10.9	2.5	-	-28.9
Total comprehensive profit/loss for the period			68.7	29.2	135.2	81.5
Total comprehensive profit/loss attributable to						
Parent company shareholders			68.2	29.5	131.4	79.9
Non-controlling interest			0.5	-0.3	-	1.6

1) Citycon changed its income statement format to exclude turnover row and to reclassify maintenance rents (EUR 10.9 million in the first quarter of 2015 and EUR 53.4 million in 2015) from the gross rental income to service charges during the last quarter of financial year 2015.

2) In the first quarter of 2016, managed center related administrative costs and rented center contract value amortization have been reclassified from administrative expenses to other operating income and expenses (EUR 1.1 million in Q1/2016 and EUR 2.3 million in 2015).

3) Calculated with the issue-adjusted number of shares resulting from the rights issue executed in July 2015.

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION, IFRS

MEUR	Note	31 March 2016	31 March 2015	31 December 2015
ASSETS				
Non-current assets				
Investment properties	6	4,079.1	2,801.7	4,091.6
Goodwill		173.5	-	171.5
Investments in joint ventures and associated companies		289.7	199.0	269.0
Intangible and tangible assets, and other non-current assets		28.0	6.5	31.3
Deferred tax assets		5.1	6.0	10.3
Total non-current assets		4,575.4	3,013.3	4,573.6
Investment properties held for sale	7	71.7	1.8	1.7
Current assets				
Derivative financial instruments	9, 10	2.1	1.6	7.7
Trade and other current assets		40.5	29.4	53.4
Cash and cash equivalents	8	24.3	17.3	27.9
Total current assets		66.8	48.2	89.1
Total assets	4	4,714.0	3,063.3	4,664.4
SHAREHOLDERS' EQUITY AND LIABILITIES				
Equity attributable to parent company shareholders				
Share capital		259.6	259.6	259.6
Share premium fund		131.1	131.1	131.1
Fair value reserve		-10.8	-7.6	-7.9
Invested unrestricted equity fund	11	1,330.5	752.2	1,354.9
Retained earnings	11	570.1	456.1	507.8
Total equity attributable to parent company shareholders		2,280.4	1,591.3	2,245.5
Non-controlling interest		0.5	1.2	0.0
Total shareholders' equity		2,281.0	1,592.6	2,245.5
Long-term liabilities				
Loans		1,865.1	1,140.0	1,855.3
Derivative financial instruments and other non-interest bearing liabilities	9, 10	12.5	8.6	8.6
Deferred tax liabilities		295.6	133.5	292.1
Total long-term liabilities		2,173.2	1,282.1	2,155.9
Short-term liabilities				
Loans		156.4	102.1	167.9
Derivate financial instruments	9, 10	4.3	4.6	5.4
Trade and other payables		99.1	81.9	89.6
Total short-term liabilities		259.8	188.6	262.9
Total liabilities	4	2,433.0	1,470.8	2,418.8
Total liabilities and shareholders' equity		4,714.0	3,063.3	4,664.4

CONDENSED CONSOLIDATED CASH-FLOW STATEMENT, IFRS

MEUR	Note	Q1/2016	Q1/2015	2015
Cash flow from operating activities				
Profit before taxes		64.8	30.1	116.0
Adjustments to profit before taxes		-15.7	5.6	54.7
Cash flow before change in working capital		49.0	35.7	170.7
Change in working capital		3.1	-6.7	-10.4
Cash generated from operations		52.2	28.9	160.3
Paid interest and other financial charges [1]		-3.7	-1.3	-49.4
Interest income and other financial income received		0.6	0.6	1.1
Current taxes paid		-0.4	-0.1	-0.2
Net cash from operating activities		48.7	28.1	111.8
Cash flow from investing activities				
Acquisition of subsidiaries, less cash acquired	6.7	0.0	-	-526.0
Capital expenditure on investment properties, investments in joint ventures, intangible assets and tangible assets [1]	6.7	-51.2	-29.0	-196.2
Sale of investment properties	6.7	34.3	5.1	126.8
Net cash used in investing activities		-16.8	-23.9	-595.4
Cash flow from financing activities				
Proceeds from rights and share issue		-	-	602.7
Proceeds from short-term loans		427.0	71.8	1,156.2
Repayments of short-term loans		-438.7	-48.9	-1,000.4
Proceeds from long-term loans		0.0	43.6	508.1
Repayments of long-term loans		-0.1	-2.4	-660.2
Acquisition of non-controlling interests		0.0	0.2	-34.9
Dividends and return from the invested unrestricted equity fund	11	-30.4	-82.9	-89.2
Realized exchange rate profit/losses		6.5	-2.8	-9.7
Net cash used in financing activities		-35.6	-21.4	472.8
Net change in cash and cash equivalents		-3.7	-17.3	-10.9
Cash and cash equivalents at period-start	8	27.9	34.4	34.4
Effects of exchange rate changes		0.0	0.2	4.3
Cash and cash equivalents at period-end	8	24.3	17.3	27.9

1) During the last quarter in 2015, Citycon reclassified the capitalised interest paid from operating activities to investing activities (EUR 0.8 million in Q1/2015 and EUR 3.4 million in 2015).

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY, IFRS

	Equity attributable to parent company shareholders								
MEUR	Share capital	Share premium fund	Fair value reserve	Invested unrestricted equity fund	Translation reserve	Retained earnings	Equity attributable to parent company shareholders	Non-controlling interest	Share-holders' equity, total
Balance at 1 January 2015	259.6	131.1	-7.1	841.2	-19.7	445.7	1,650.7	1.8	1,652.5
Total comprehensive profit/loss for the period			-0.5		3.0	27.0	29.5	-0.2	29.3
Equity return (Note 11)				-89.0			-89.0		-89.0
Share-based payments						0.1	0.1		0.1
Acquisition of non-controling interests							-	-0.3	-0.3
Balance at 31 March 2015	259.6	131.1	-7.6	752.2	-16.8	472.9	1,591.3	1.2	1,592.6
Balance at 1 January 2016	259.6	131.1	-7.9	1,354.9	-47.9	555.7	2,245.5	0.0	2,245.5
Total comprehensive profit/loss for the period			-3.0		13.9	57.3	68.2	0.5	68.7
Dividends paid and equity return (Note 11)				-24.5		-8.9	-33.4		-33.4
Share-based payments						0.1	0.1		0.1
Balance at 31 March 2016	259.6	131.1	-10.8	1,330.5	-34.0	604.2	2,280.4	0.5	2,281.0

Notes to the interim condensed consolidated financial statements

1. BASIC COMPANY DATA

Citycon is a real estate company specialised in retail premises. Citycon operates in the business units Finland, Norway, Sweden and Baltics and Denmark. Citycon is a Finnish public limited liability company established under the Finnish law and domiciled in Helsinki. The Board of Directors has approved the interim financial statements on 27th of April 2016.

2. BASIS OF PREPARATION AND ACCOUNTING POLICIES

Citycon prepares its consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS). The interim financial statements for the three month period ended on 31 March 2016 have been prepared in accordance with the same accounting policies and methods as in previous annual financial statements and in accordance with IAS 34 Interim Financial Reporting standard. The figures are unaudited.

Additional information on the accounting policies are available in Citycon's previous annual financial statements in the accounting policies notes.

3. BUSINESS COMBINATIONS

Citycon did not acquire any businesses during the first quarter of financial year 2016.

Citycon acquired 100% of shares in Sektor Gruppen AS, Norway's second largest shopping centre owner and manager in July 2015. Norwegian operations were consolidated into consolidated financial statements as of 1 July 2015. Norwegian operations acquisition generated a goodwill of EUR 192.6 million (based on the exchange rates on 1 July 2015 and after purchase price adjustments). Goodwill was not impaired during 2015, but impacted by the decrease in Norwegian income tax percent and FX-change. Hence, goodwill per 31 December 2015 was EUR 171.5 million. On reporting date 31 March 2016 goodwill was EUR 173.5 million and it was impacted by FX-change. There was no need for goodwill to be impaired on the reporting date.

Information on performance of Norwegian operations is presented in the segment information section.

More detailed information on business combination and goodwill is presented in the annual financial statements 2015.

Assets acquired and liabilities assumed, purchase consideration and net cash flow from acquisition	**1 July 2015**
The fair values of the identifiable assets and liabilities of Sektor Gruppen as at the date of acquisition with the acquisition date exchange rate were:	Fair value of assets and liabilities recognised on acquisition
Total assets	1,555.2
Total liabilities	-1,143.0
Total identifiable net assets at fair value	412.2
Non-controlling interest	-33.3
FX-change from the fixed NOK/EUR-rate	52.2
Goodwill arising from acquisition	140.4
Purchase consideration transferred	571.5
Cash flow on acquisition:	
Net cash acquired (included in the cash flows from investing activities)	35.1
Cash paid	-571.5
Net cash flow on acquisition	-536.3

4. SEGMENT INFORMATION

Citycon's business consists of the regional business units Finland, Norway, Sweden and Baltics and Denmark.

In Citycon's reporting, Kista Galleria is treated as a joint venture and the shopping centre's result or fair value will not impact on the turnover, net rental income or fair value of investment properties of the group. Kista Galleria is

consolidated in Citycon's financial statements based on the equity method, meaning that Citycon's share of Kista Galleria's profit for the period is recognised in the line 'Share of result in joint ventures' in the statement of comprehensive income and Citycon's share of Kista Galleria's total assets is recognised in the line 'Investments in joint ventures' in the statement of financial position. In addition, the management fee received by Citycon is reported in the line 'other operating income and expenses' and the interest income on the shareholder loan is reported in 'net financial income and expenses'. Kista Galleria contributed to the IFRS based profit for the period by approximately EUR 3.4 million.

Citycon changed the presentation of segments during the first quarter of 2016 to better meet the segment information presented to the Board of Directors. In addition to IFRS segment results, the Board of Directors follow Kista Galleria's financial performance separately. Therefore segment information presents both IFRS segment results and Kista Galleria (100%) result separately.

MEUR	Q1/2016	Q1/2015	%	2015
Gross rental income 1)				
Finland	24.4	27.0	-9.5	105.3
Norway	20.7	-	-	43.0
Sweden	11.3	12.0	-6.1	47.8
Baltics and Denmark	6.9	7.1	-2.8	27.8
Total Segments	63.3	46.1	37.4	223.9
Kista Galleria	8.8	8.3	5.6	34.4
Net rental income 1)				
Finland	21.7	23.5	-7.4	96.9
Norway	18.3	-	-	36.8
Sweden	8.7	9.6	-8.9	39.7
Baltics and Denmark	6.4	6.7	-4.8	26.2
Total Segments	55.2	39.8	38.9	199.6
Kista Galleria	7.9	7.3	8.0	30.1
Direct operating profit				
Finland	20.9	22.8	-8.5	95.2
Norway	16.7	-	-	32.4
Sweden	7.7	9.1	-14.9	36.7
Baltics and Denmark	6.1	6.5	-6.0	25.0
Other	-3.5	-3.5	0.7	-14.0
Total Segments	47.9	34.9	37.3	175.4
Kista Galleria	7.5	6.7	10.9	28.4
Net fair value losses/gains on investment property				
Finland	-8.3	-2.7	-206.1	-37.1
Norway	24.1	-	-	0.2
Sweden	8.8	3.5	151.5	39.6
Baltics and Denmark	1.7	0.4	-	4.7
Total Segments	26.3	1.2	-	7.3
Kista Galleria	2.4	9.0	-73.1	38.7
Operating profit/loss				
Finland	12.7	20.1	-37.0	48.6
Norway	40.8	-	-	16.6
Sweden	16.5	12.1	36.6	68.0
Baltics and Denmark	7.7	6.9	11.4	29.7
Other	-3.5	-3.4	2.5	-13.9
Total Segments	74.3	35.7	107.8	148.9
Kista Galleria	9.9	15.7	-37.0	67.1

1) Citycon changed its income statement format to exclude turnover row and to reclassify maintenance rents (EUR 10.9 million in the first quarter of 2015 and EUR 53.4 million in 2015) from the gross rental income to service charges during the last quarter of financial year 2015.

MEUR	31 March 2016	31 March 2015	%	31 December 2015
Assets				
Finland	1,750.5	1,738.4	0.7	1,739.3
Norway	1,614.1	-	-	1,606.8
Sweden	956.7	901.7	6.1	939.6
Baltics and Denmark	340.2	352.9	-3.6	362.3
Other	52.5	70.3	-25.3	16.4
Total Segments	4,714.0	3,063.3	53.9	4,664.4
Kista Galleria	672.1	593.6	13.2	664.4
Liabilities				
Finland	17.5	20.0	-12.5	11.9
Norway	21.1	-	-	12.6
Sweden	18.2	35.4	-48.7	25.9
Baltics and Denmark	2.5	21.6	-88.3	11.7
Other	2,373.7	1,393.8	70.3	2,356.7
Total Segments	2,433.0	1,470.8	65.4	2,418.8
Kista Galleria	30.9	13.7	125.7	34.9

The change in segment assets was due to the fair value changes in investment properties as well as investments and disposals.

5. EARNINGS PER SHARE

		Q1/2016	Q1/2015	%	2015
Earnings per share, basic					
Profit attributable to parent company shareholders	MEUR	57.3	27.0	112.6	108.8
Issue-adjusted average number of shares [1]	million	890.0	636.9	39.7	755.5
Earnings per share (basic) [1]	EUR	0.06	0.04	52.1	0.14
Earnings per share, diluted					
Profit attributable to parent company shareholders	MEUR	57.3	27.0	112.6	108.8
Issue-adjusted average number of shares [1]	million	890.0	636.9	39.7	755.5
Adjustment for stock options	million	6.4	2.1	206.3	3.3
Average number of shares used in the calculation of diluted earnings per share	million	896.4	639.0	40.3	758.8
Earnings per share (diluted) [1]	EUR	0.06	0.04	51.6	0.14

1) Calculated with the issue-adjusted number of shares resulting from the rights issue executed in July 2015.

6. INVESTMENT PROPERTIES

Citycon divides its investment properties into two categories: Investment Properties Under Construction (IPUC) and Operative Investment Properties. On reporting date, the first mentioned category included Porin Asema-aukio in Finland, as well as Stenungstorg in Sweden. On 31 March 2015, the first mentioned category included IsoKristiina in Finland as well as Stenungstorg in Sweden.

IPUC-category includes the fair value of the whole property even though only part of the property may be under construction.

31 MARCH 2016

MEUR	Investment properties under construction (IPUC)	Operative investment properties	Investment properties, total
At period-start	106.7	3,984.9	4,091.6
Investments	5.1	25.8	30.9
Disposals	-	-24.0	-24.0
Capitalized interest	0.2	0.3	0.6
Fair value gains on investment property	2.1	44.1	46.2
Fair value losses on investment property	-	-19.9	-19.9
Exchange differences	-0.3	24.1	23.8
Transfers between items	-	-70.0	-70.0
At period-end	113.8	3,965.4	4,079.1

31 MARCH 2015

MEUR	Investment properties under construction (IPUC)	Operative investment properties	Investment properties, total
At period-start	124.2	2,644.8	2,769.1
Investments	6.0	17.0	23.0
Capitalized interest	0.6	0.2	0.8
Fair value gains on investment property	-	15.9	15.9
Fair value losses on investment property	-2.3	-12.3	-14.7
Exchange differences	0.8	6.9	7.6
Transfers between items	-	0.0	0.0
At period-end	129.2	2,672.4	2,801.7

31 DECEMBER 2015

MEUR	Investment properties under construction (IPUC)	Operative investment properties	Investment properties, total
At period-start	124.2	2,644.9	2,769.1
Acquisitions	-	1,316.1	1,316.1
Investments	20.9	114.6	135.5
Disposals	-	-97.8	-97.8
Capitalized interest	0.6	2.9	3.5
Fair value gains on investment property	4.0	73.6	77.7
Fair value losses on investment property	-	-70.3	-70.3
Exchange differences	1.5	14.1	15.6
Transfers between items	-44.6	-13.3	-57.9
At period-end	106.7	3,984.9	4,091.6

An external professional appraiser has conducted the valuation of the company's investment properties (excluding properties acquired during the quarter) with a net rental income based cash flow analysis. Market rents, the yield requirement, the occupancy rate and operating expenses form the key variables used in the cash flow analysis. The segments' yield requirements and market rents used by the external appraiser in the cash flow analysis were as follows:

YIELD REQUIREMENT AND MARKET RENTS

	Weighted average yield requirement, %			Weighted average market rents, EUR/sq.m./mth		
	31 March 2016	31 March 2015	31 December 2015	31 March 2016	31 March 2015	31 December 2015
Finland	5.9	6.1	5.9	28.8	27.2	29.0
Norway	5.2	-	5.2	22.0	-	21.2
Sweden	5.4	5.7	5.4	26.0	24.8	26.1
Baltics and Denmark	6.8	7.2	6.9	20.5	20.7	20.4
Average	5.7	6.1	5.7	25.3	25.8	25.1

7. INVESTMENT PROPERTIES HELD FOR SALE

On 31 March 2016, the Investment Properties Held for Sale comprised one property portfolio and one residential property in Finland. Property portfolio transaction is expected to be finalised during the second quarter in 2016 and residential property transaction during the next 12 months. On 31 March and 31 December 2015, the Investment Properties Held for Sale comprised one residential property in Finland.

MEUR	Q1/2016	Q1/2015	2015
At period-start	1.7	7.2	7.2
Disposals	-	-5.5	-63.6
Exchange differences	-	0.1	0.1
Transfers from investment properties	70.0	0.0	57.9
At period-end	71.7	1.8	1.7

8. CASH AND CASH EQUIVALENTS

MEUR	31 March 2016	31 March 2015	31 December 2015
Cash in hand and at bank	19.7	17.3	23.4
Other bank deposits	4.6	-	4.5
Total	24.3	17.3	27.9

Cash and cash equivalents in the cash flow statement comprise the items presented above. Other bank deposits consists mainly of pledged cash accounts related to guarantees.

9. FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

CLASSIFICATION OF FINANCIAL INSTRUMENTS AND THEIR CARRYING AMOUNTS AND FAIR VALUES

	31 March 2016		31 March 2015		31 December 2015	
MEUR	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
FINANCIAL ASSETS						
Financial assets at fair value through profit and loss						
Derivative financial instruments	2.1	2.1	1.6	1.6	7.7	7.7
Derivative contracts under hedge accounting						
Derivative financial instruments	2.3	2.3	-	-	4.4	4.4
FINANCIAL LIABILITIES						
Financial liabilities amortised at cost						
Loans from financial institutions	464.6	465.1	264.1	264.1	472.2	472.7
Bond 1/2012	138.3	138.4	138.2	138.4	138.2	138.4
Bond 1/2013	496.6	500.0	495.9	500.0	496.4	500.0
Bond 1/2014	344.5	350.0	344.0	350.0	344.4	350.0
Bond 1/2015	131.9	132.8	-	-	129.3	130.2
Bond 2/2015	147.7	148.7	-	-	144.8	145.8
Bond 3/2015	297.8	300.0	-	-	297.8	300.0
Financial liabilities at fair value through profit and loss						
Derivative financial instruments	6.8	6.8	6.8	6.8	7.8	7.8
Derivative contracts under hedge accounting						
Derivative financial instruments	9.1	9.1	5.3	5.3	5.4	5.4

10. DERIVATIVE FINANCIAL INSTRUMENTS

MEUR	31 March 2016 Nominal amount	31 March 2016 Fair value	31 March 2015 Nominal amount	31 March 2015 Fair value	31 December 2015 Nominal amount	31 December 2015 Fair value
INTEREST RATE DERIVATIVES						
Interest rate swaps						
Maturity:						
less than 1 year	-	-	-	-	-	-
1-2 years	59.6	-3.7	-	-	59.9	-4.1
2-3 years	-	-	59.2	-5.3	-	-
3-4 years	-	-	-	-	-	-
4-5 years	132.8	-2.2	-	-	-	-
over 5 years	106.2	-2.0	-	-	234.3	0.1
Subtotal	298.6	-7.9	59.2	-5.3	294.2	-3.9
Cross currency swaps						
Maturity:						
1-5 years	150.0	-2.4	-	-	150.0	-2.5
over 5 years	107.9	1.1	150.0	-2.2	107.9	2.9
Subtotal	257.9	-1.4	150.0	-2.2	257.9	0.4
FOREIGN EXCHANGE DERIVATIVES						
Forward agreements						
Maturity:						
less than 1 year	261.8	-2.2	309.8	-3.0	291.8	2.4
Total	818.4	-11.5	519.0	-10.5	843.9	-1.1

Derivative financial instruments are used in hedging the interest rate and foreign currency risk.

Hedge accounting is applied for interest rate swaps which have nominal amount of EUR 298.6 million (59.2) and for a cross-currency swap converting EUR debt into NOK debt which have nominal amount of EUR 107.9 million. The change in fair values of these derivatives is recognised under other comprehensive income, taking the tax effect into account. In addition, EUR -0.0 million (-0.3) have been recognised in 'Share of other comprehensive income of joint ventures' from interest rate swaps hedging swaps hedging loans of Kista Galleria and Sektor Portefølje II AS.

Citycon also has currency forwards and cross-currency swaps to convert EUR debt into SEK debt. Changes in fair values of these are reported in the profit and loss statement as hedge accounting is not applied.

11. DIVIDENDS AND RETURN FROM THE INVESTED UNRESTRICTED EQUITY FUND

Citycon's annual general meeting (AGM) decided that a dividend of EUR 0.01 per share be distributed for the financial year 2015 and that the shareholders are paid an equity repayment of EUR 0.0275 per share from the invested unrestricted equity fund. Distributed dividends were EUR 8.9 million and equity return EUR 24.5 million.

Furthermore, the AGM decided that the Board of Directors be authorized to decide in its discretion on the distribution of assets from the invested unrestricted equity fund. The amount to be distributed based on the authorization shall not exceed EUR 0.1125 per share. Unless the Board of Directors decides otherwise for a justified reason, the authorization will be used to distribute equity repayment three times and the payment dates of the equity repayments will be on 30 June 2016, 30 September 2016 and 31 December 2016. The Board of Directors will decide on the record date in connection with each equity repayment decision. Citycon shall make separate announcements of such resolutions. The authorization is valid until the opening of the AGM.

12. CONTINGENT LIABILITIES

MEUR	31 March 2016	31 March 2015	31 December 2015
Mortgages on land and buildings	138.1	-	135.4
Bank guarantees	150.3	69.0	124.1
Capital commitments	220.0	225.4	219.2

At period-end, Citycon had capital commitments of EUR 220.0 million (225.4) relating mainly to on-going (re)development projects. Citycon owns 50% of Kista Galleria joint venture. Shares in the joint venture have been pledged as security for the loans of the joint venture.

13. RELATED PARTY TRANSACTIONS

Citycon Group's related parties comprise the parent company Citycon Oyj and its subsidiaries, associated companies, joint ventures; Board members; CEO and other Corporate Management Committee members and the company's largest shareholder Gazit-Globe Ltd., whose shareholding in Citycon Oyj accounted for 43.4% on 31 March 2016 (42.8%).

PURCHASES OF SERVICES

Over the period Citycon paid expenses of EUR 0.1 million to Gazit-Globe Ltd. and its subsidiaries (0.0) and invoiced EUR 0.0 million expenses forward to Gazit-Globe Ltd. and its subsidiaries (0.0).

Report on Review of Citycon Oyj's Interim Financial Information for the period January 1–March 31, 2016

TO THE BOARD OF DIRECTORS OF CITYCON OYJ

INTRODUCTION

We have reviewed the accompanying consolidated condensed statement of financial position of Citycon Oyj as of March 31, 2016 and the related condensed statement of comprehensive income, condensed statement of changes in shareholders' equity, condensed cash flow statement and explanatory notes for the three-month period then ended. The Board of Directors and the Managing Director are responsible for the preparation and fair presentation of interim financial information in accordance with International Accounting Standard 34 Interim Financial Reporting and in accordance with other laws and regulations governing the preparation of the interim financial information in Finland. Our responsibility is to express a conclusion on this interim financial information based on our review.

SCOPE OF REVIEW

We conducted our review in accordance with International Standard on Review Engagements ISRE 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information has not been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting and in accordance with other laws and regulations governing the preparation of the interim financial information in Finland.

Helsinki, 27 April 2016
Ernst & Young Oy
Authorized Public Accountant Firm

Mikko Rytilahti
Authorized Public Accountant